LION LAND BERHAD (415-D)

A Member of The Lion Group

16 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02049723

02 AUG -2

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 12 July 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercise for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

c.c. Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

dlw 9/10

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 12/07/2002 07:52:22 PM
Reference No MM-020712-12268

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Mr Tan Kong Han**
* Designation	:	**Senior General Manager - Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISE

* **Contents :-**

Quote

1. On 26 March 2002, LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") jointly announced further revisions to the terms of the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises (collectively referred to as the "Amended GWRS Proposals") that had been previously announced.

2. The Board of Directors of LCB, LLB, ACB and AMB are pleased to announce that the Securities Commission ("SC") has approved each of the relevant proposal within the Amended GWRS Proposals that required the SC's approval, as proposed by the Lion Group and announced on 26 March 2002 subject to the following revisions:

   2.1 The purchase consideration for the proposed acquisition by ACB of the remaining 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") was revised by the SC to RM395.1 million from the earlier proposed purchase consideration of RM399.28 million.

   2.2 The SC has required the issue price of the new ACB shares to be attached to the ACB Bonds to be issued by ACB in settlement of the purchase consideration of RM35.66 million for the proposed acquisition of 100% equity interest in Lion Plaza Sdn Bhd, to be set at a 5% premium over the theoretical market price of ACB shares (calculated using the market price of ACB shares after the SC's approval for the Amended GWRS Proposals and after adjusting for the proposed capital reconstruction for ACB). The issue price of the new ACB shares to be issued in settlement of the purchase considerations for the proposed acquisition by ACB of the remaining 30% equity interest in Akurjaya and the proposed acquisition of an additional 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd ("Hiap Joo Chong") must similarly be fixed at a 5% premium to the theoretical market price of ACB shares (calculated using the market price of ACB shares after the SC's approval for the Amended GWRS Proposals and after adjusting for the proposed capital reconstruction for ACB).

2.3 The SC has required the issue price of the new LCB shares to be attached to the LCB Bonds to be issued by LCB in settlement of the purchase consideration for the proposed acquisition by LCB of 40% equity interest in Megasteel for RM1,007.92 million and 50.45% equity interest in LLB for RM260.47 million, to be set at a 5% premium over the theoretical market price of LCB shares (calculated using the market price of LCB shares after the SC's approval for the Amended GWRS Proposals and after adjusting for the proposed capital reconstruction for LCB), subject to the minimum issue price of RM1.05 each. The issue price of the new LCB shares to be issued in settlement of the purchase consideration for the proposed acquisition by LCB of 415.47 million ACB shares must similarly be fixed at a 5% premium to the theoretical market price of LCB shares (calculated using the market price of LCB shares after the SC's approval for the Amended GWRS Proposals and after adjusting for the proposed capital reconstruction for LCB), subject to the minimum issue price of RM1.05 each.

2.4 LCB has proposed to acquire 415.47 million ACB shares from parties deemed connected to Tan Sri William Cheng Heng Jem ("TSWC") and Datuk Cheng Yong Kim ("DAC") for RM434.58 million, which shall be satisfied by the issue of new LCB shares ("LCB Consideration Shares"). The SC has imposed a moratorium on the disposal of 50% of the LCB Consideration Shares for a period of 1 year from the date of listing of the LCB Consideration Shares. Thereafter, TSWC and DAC are allowed to dispose, transfer or assign up to a maximum of 1/3 of the LCB Consideration Shares under moratorium per annum.

2.5 ACB has proposed to acquire 30% equity interest in Akurjaya from Horizon Towers Sdn Bhd (" Horizon Towers") for RM395.1 million (as varied by the SC as set out in Section 2.1 above), whilst Umatrac Enterprises Sdn Bhd ("Umatrac"), a wholly-owned subsidiary of ACB, has proposed to acquire an additional 13.5% equity interest in Hiap Joo Chong from Teck Bee Mining (M) Sdn Bhd ("Teck Bee Mining") for RM1.915 million. Both of these transactions shall be satisfied by the issue of new ACB shares to Horizon Towers and Teck Bee Mining respectively, who would in turn immediately disposed these new ACB shares to LCB. The SC has imposed a moratorium on LCB on the disposal of 50% of these new ACB ordinary shares to be acquired by LCB as aforesaid for a period of 1 year from the date of listing of the new ACB shares. Thereafter, LCB is allowed to dispose, transfer or assign up to a maximum of 1/3 of the new ACB shares under moratorium per annum.

2.6 AMB has proposed to acquire 74.25% equity interest in Silverstone from Umatrac, Posim Berhad, ACB, LCB, Limpahjaya Sdn Bhd, DAC and TSWC and parties deemed connected to them for RM189.85 million, which shall be satisfied by the issue of new AMB shares ("AMB Consideration Shares"). The SC has imposed a moratorium on the disposal of 50% of the AMB Consideration Shares for a period of 1 year from the date of listing of the AMB Consideration Shares. Thereafter, Umatrac, Posim Berhad, ACB, LCB, Limpahjaya Sdn Bhd, DAC and TSWC and parties deemed connected to them are allowed to dispose, transfer or assign up to a maximum of 1/3 of the AMB Consideration Shares under moratorium per annum.

3. The approval of the SC is subject to, *inter alia*, the following conditions:

3.1 Issues affecting the joint-venture operations of the Lion Group in the People's Republic of China, such as the transfer of land use rights and property ownership rights by the other joint-venture parties to the joint-venture companies, must be resolved prior to the implementation of the Amended GWRS Proposals.

3.2 The SC's approval must be obtained for the final number of new LCB, LLB, AMB and ACB shares to be issued pursuant to the Amended GWRS Proposals.

3.3 The Circulars to Shareholders to be issued by the Lion Group for the Amended GWRS Proposals, must contain the views of the Directors on any qualifications and emphasis of matters raised by, *inter alia*, the reporting accountant on the future financials of the Lion Group.

3.4 The Independent Advisers are required to address in their reports to the minority shareholders of the Lion Group, *inter alia*, any qualifications and emphasis of matters raised by the reporting accountants on the future financials of the Lion Group, and to provide detailed justifications on the valuations for the proposed acquisitions and disposals which are related party transactions.

3.5 The SC's approval must be obtained for any changes to the terms and conditions of the Bonds and Consolidated Rescheduled Debts to be issued pursuant to the Amended GWRS Proposals.

3.6 Prior to the issuance of the Bonds and Consolidated Rescheduled Debts, the SC must be informed of, *inter alia*, the final amounts and redemption profiles for each of the Bonds and Consolidated Rescheduled Debts proposed to be issued.

3.7 The Circular to Shareholders to be issued by the Lion Group for the Amended GWRS Proposals, must disclose, *inter alia*, the risks associated with the sources of cash flows earmarked to support the redemption of the Bonds and Consolidated Rescheduled Debts.

3.8 The Lion Group is required to report the status of the proposed divestment of non-core assets in their quarterly and annual reports.

3.9 The Directors of the Lion Group are required to furnish written declarations that the Lion Group would divest other assets which are not part of the proposed divestment program, if necessary, to redeem the Bonds and Consolidated Rescheduled Debts.

3.10 The Circular to Shareholders to be issued by the Lion Group for the Amended GWRS Proposals, must disclose the details of the proposed organisational and financial management system restructuring together with the opinion of the Directors as to how such restructuring could strengthen the management and financial infrastructure of the Lion Group.

3.11 For proposed acquisitions by the Lion Group where the valuations are premised on the net tangible asset ("NTA") values, the latest audited NTA value of the acquiree companies (to be based on cut-off dates shall not be earlier than 4 months prior to the date of completion) must not be less than the NTA values upon which the Amended GWRS Proposals were based.

3.12 For the AMB Group, all loss making operations of the AMB Group, including companies operating in the People's Republic of China, must be divested within 2 years after the Amended GWRS Proposals have been approved by all relevant parties.

3.13 With regard to LLB Group's proposed acquisition of 83.7% equity interest in Posim Berhad, the LLB Group is required to comply with the public spread requirements as stipulated in the SC's guidelines.

The Board of Directors of LCB, LLB, ACB and AMB shall be deliberating on the SC's revisions set out above and conditions imposed by the SC. Accordingly, an appropriate announcement would be made in due course following the conclusion of the Board of Directors' meeting of LCB, LLB, ACB and AMB.

4. On 9 May 2002, the Lion Group had also announced that the Foreign Investment Committee and the Ministry of International Trade and Industries have approved the relevant proposals within the Amended GWRS Proposals that had required their respective approvals. It was also announced on 9 May 2002 that the relevant proposals within the Amended GWRS Proposals that require the approval of the Controller of Foreign Exchange, Bank Negara Malaysia have also been obtained.

5. The Amended GWRS Proposals remain subject to approvals being obtained from, inter-alia:

5.1 the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares, warrants and new shares to be issued pursuant to the exercise of the warrants and conversion of redeemable cumulative convertible preference shares under the Amended GWRS Proposals;

5.2 the Scheme Creditors whose debts are proposed to be addressed under the Amended GWRS Proposals;

5.3 the shareholders of LCB, LLB, ACB and AMB and other scheme companies at their respective Extraordinary General Meetings to be convened; and

5.4 the Amended GWRS Proposals being sanctioned by the High Court pursuant to Section 176 of the Companies Act, 1965 and the proposed capital reconstruction exercises under the Amended GWRS Proposals being sanctioned by the High Court pursuant to Section 64 of the Companies Act, 1965.

6. Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the past announcements released by the Lion Group dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002 and 9 May 2002 for further details of the Amended GWRS Proposals.

7. Defined term used in this Announcement shall carry the same meaning as defined in the previous announcements.

This announcement is dated 12 July 2002.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: